

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 17, 2009

Mr. Henry N. Adorno
Vice Chairman
HSW International, Inc.
One Capital City Plaza
3350 Peachtree Road, Suite 1600
Atlanta, GA 30326

> **RE: HSW International, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-33720**

Dear Mr. Adorno:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 6

Various factors could negatively affect the market price…, page 8

1.   In your response letter and in future filings, please specifically identify the "reasonable measures" you intend to take to ensure that any such potential sales are not disruptive to the market for your common stock.

The concentration of our stock ownership…, page 15

2.   You state that the company requires "advance notice for stockholder proposals of
not less than 60 nor more than 90 days prior to a meeting at which stockholder
proposals may be introduced." In future filings, please revise to clarify that this
deadline provision in your bylaws does not pertain to shareholder proposals
submitted pursuant to rule 14a-8, which requires that a shareholder proposal be
received at the company's principal executive offices not less than 120 calendar
days before the date of the company's proxy statement released to shareholders in
connection with the previous year's annual meeting.

Item 7. Management's Discussion and Analysis…, page 20

Results of Operations – Year Ended December 31, 2008 Compared to Year Ended
December 31, 2007, page 23

Revenues, page 24

3.   We note your statement that there were no China digital online publishing
revenue in 2008 because the website in China was launched in June 2008.
Explain why no revenue was generated by the Chinese website during the second
half of 2008.

Liquidity and Capital Resources, page 25

4.   In the second risk factor on page six, you state, "We believe that our cash
resources on hand are [sic] sufficient to fund these businesses for less than 24
months unless revenues increase significantly or we find other sources of capital,
neither of which can be assumed." In your response letter and in future filings,
please clarify whether you believe your cash resources are sufficient to fund your
operations for the next 24 months if revenues do not increase significantly. If not,
indicate the course of action that the company has taken or proposes to take to
remedy the deficiency.

5.   In the first sentence of this section, you state, "We expect to expend significant
resources in expanding and gaining market share for our Internet platforms in
Brazil and China and to develop our healthcare social networking strategy,
including up-front expenditures to increase or acquire content." In your response
letter and in future filings, please provide a more thorough discussion of your
material commitments for capital expenditures. For example, disclose, to the
extent known, the specific amount of capital expenditures committed to each of
your Internet platforms in Brazil and China and to develop your healthcare social
networking strategy. Also, please discuss how your anticipated capital
expenditures in 2009 will compare with the amount of cash used in investing
activities during 2008.

Item 11. Executive Compensation, page 61

Elements of Total Compensation, page 62

6.   In your future filings, explain how you determine that your salaries are competitive with similar positions in similar industries within your geographic region.

Summary Compensation Table, page 63

7.   Your incentive bonus awards have incorrectly been disclosed under the "Bonus" column. In your future filings, please revise to include such amounts under the "Non-Equity Incentive Compensation" column because these amounts are not discretionary awards but based upon satisfaction of pre-determined goals.

Outstanding Equity Awards at Year-End 2008, page 64

8.   In future filings, please disclose by footnote the vesting dates of options held at fiscal-year end. See Instruction 2 to Item 402(p)(2).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Jay Knight

for Larry Spirgel
Assistant Director

cc: via facsimile at (678) 553-2212
Gerald L. Baxter, Esq.
(Greenberg Traurig, LLP)